FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the months of AUGUST and SEPTEMBER, 2006

Logan Resources Ltd. (File #000-50737)

(Translation of registrant's name into English)

1066 West Hastings Street , Suite #1640, Vancouver, B.C. Canada, V6E 3X1

(Address of principal executive offices)

Attachments:

1.

News Release dated August 1, 2006- Logan Resources Ltd.

2.

News Release dated August 2, 2006- Logan Resources Ltd.

3.

Notice of Annual General Meeting of Shareholders, September 27, 2006

4.

Information Circular

5.

Proxy

6.

Return Card

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X         Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  ____X_____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Logan Resources Ltd.

(Registrant)

Date:  7 September, 2006

By: /s/ Seamus Young

 Name

Its: President/Director

(Title)

LOGAN RESOURCES LTD.

NEWS RELEASE

TSX-V:LGR

PK (USA):LGREF

Tuesday August 1, 2006

LOGAN RESOURCES LTD. FILES 43-101 REPORT ON CHEYENNE

Tuesday, August 1, 2006 - Logan Resources Ltd. (TSX-V:LGR) has filed with the B.C. Securities Commission a NI 43-101 compliant report on its Cheyenne gold property in the Mayo Mining district in the Yukon.  The author of this report is Mr. Peter T. George, P.Geo., a consulting geologist based in Hamilton, Ontario.

The Cheyenne property is comprised of 364 mining claims covering 7,430 hectares. The property is located approximately 65 km east of Dawson City, Yukon.  The west boundary of the property is approximately 2 km east of the Dempster Highway.

There are seven known zones of gold and gold/silver mineralization over the claim area.  Logan is the first operator to own the claims covering all seven showings.  All of the known mineralization on the property appears to be related to hydrothermal fluids from the Antimony Mountain intrusion (Tombstone Intrusive type).

Most of the gold showings on the Cheyenne property are vein type. Of particular interest is the Golden Wall showing, which is more typical of the skarn replacement type mineralization. The Golden Wall appears to be comprised of stratabound replacement type massive to disseminated sulphides.  The Golden Wall zone is a high priority target. The geological trends along strike from the Golden Wall warrant a detailed exploration program to confirm the trend away from the showing area.

Additional geological mapping, geochemical sampling and geophysics will be conducted over the entire property to tie the existing exploration data together and provide a more comprehensive picture of the whole property. Company geologists have been on the Cheyenne property collecting samples, reviewing the showings, mapping and establishing targets for the 2000-metre diamond drill program. Rock samples from the main target area, collected by the Company in early July have been sent to Acme Analytical Laboratories Ltd. in Vancouver for analysis. Assays are pending.

The NI 43-101 compliant report on the Cheyenne Property is available for review on SEDAR.

Michael Hibbitts, P.Geo, Vice President Exploration is the Qualified Person for this property.

Logan Resources Ltd. is a mineral exploration company that specializes in the acquisition and advancement of early stage Canadian properties. Logan Resources is currently exploring for copper, gold and uranium in the Yukon Territory (Shell Creek, Heidi, Cheyenne).  The Company’s 4,000-metre diamond drill program is underway on Shell Creek.  The Company’s impressive property portfolio also includes gold, silver, lead and zinc projects in BC and a uranium project in Saskatchewan. For more information on the properties and Logan Resources Ltd. please visit www.loganresources.ca, www.sedar.com and www.sec.gov websites.

ON BEHALF OF THE BOARD OF DIRECTORS,

“SEAMUS YOUNG”

SEAMUS YOUNG,

PRESIDENT, CEO

For Further Information Please Contact:

Seamus Young, President and CEO, syoung@loganresources.ca

Michael Hibbitts, Vice President Exploration, mhibbitts@loganresources.ca

Statements contained in this news release that are not historical facts are forward-looking statements, which are subject to a number of known and unknown risks, uncertainness and other factors that may cause the actual results to differ materially from those anticipated in our forward looking statements. Although we believe that the expectations in our forward looking statements are reasonable, actual results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

The TSX Venture Exchange has neither approved nor disapproved the information contained herein.

NEWS RELEASE

TSX-V:LGR

PK (USA):LGREF

Wednesday, August 2, 2006

LOGAN RESOURCES LTD. REPORTS ASSAYS on CHEYENNE

Wednesday, August 2, 2006 - Logan Resources Ltd. (TSX-V:LGR) today announced assay results from a rock sampling program on its high priority Golden Wall (gold) target on the Cheyenne property in the Yukon as well as its plans for additional exploration work on the entire property.

Company geologists collected six rock samples over a 10-metre length as follow up to the priority targets from the 2005 geochemical program by the previous operator. Samples were sent to Acme Analytical Laboratories Ltd. in Vancouver for fire assay analysis. No anomalous silver was identified in the samples. Gold results are listed below.

Golden Wall (Cheyenne) Rock Sampling July 2006

Sample Number	Total Au gm/mt
MH-07-2006-01	5.04
MH-07-2006-02	2.16
MH-07-2006-03	0.88
MH-07-2006-04	1.08
MH-07-2006-05	2.17
MH-07-2006-06	3.08

These results confirm the presence of mineralization in the system and the results of previous operators. The mineralized area appears to extend in both directions away from the showing. A geological mapping program as well as a detailed geochemical soil-sampling program will be conducted to confirm this trend. A trenching-program is also planned to establish continuity of the system and assist in establishing additional targets for a 2,000-metre diamond drill program.

The Cheyenne property is comprised of 364 mining claims covering 7,430 hectares. There are seven known zones of gold and gold/silver mineralization on the property. Logan is the first operator to own the claims covering all seven showings. As a result the historical work on the property is not continuous. Logan’s exploration program for Cheyenne includes a more comprehensive geochemical, geophysical and geological program to provide a complete systematic picture of the entire property and the seven zones. The property is located approximately 65 km east of Dawson City, Yukon.  The west boundary of the property is approximately 2 km east of the Dempster Highway.

Michael Hibbitts, P.Geo, Vice President Exploration is the Qualified Person for this property.

Logan Resources Ltd. is a mineral exploration company that specializes in the acquisition and advancement of Canadian mineral properties. Logan is currently exploring for copper, gold and uranium in the Yukon Territory (Shell Creek, Heidi, Cheyenne). The Company’s 4,000-metre diamond drill program is underway on Shell Creek. Logan’s impressive property portfolio also includes gold, silver, lead and zinc projects in BC and a uranium project in Saskatchewan.

For more information on the properties and Logan Resources Ltd. please visit www.loganresources.ca, www.sedar.com and www.sec.gov websites.

ON BEHALF OF THE BOARD OF DIRECTORS,

“SEAMUS YOUNG”

SEAMUS YOUNG,

PRESIDENT, CEO

For Further Information Please Contact:

Seamus Young, President and CEO, syoung@loganresources.ca

Michael Hibbitts, P.Geo, Vice President Exploration, mhibbitts@loganresources.ca

Statements contained in this news release that are not historical facts are forward-looking statements, which are subject to a number of known and unknown risks, uncertainness and other factors that may cause the actual results to differ materially from those anticipated in our forward looking statements. Although we believe that the expectations in our forward looking statements are reasonable, actual results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

The TSX Venture Exchange has neither approved nor disapproved the information contained herein.

NOTICE OF ANNUAL GENERAL MEETING

OF THE SHAREHOLDERS OF

LOGAN RESOURCES LTD.

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Shareholders of Logan Resources Ltd. (hereinafter called the “Company”), will be held at Miller Thomson LLP at    1100 – 840 Howe Street, in the City of Vancouver, Province of British Columbia, on the 27th day of September, 2006, at the hour of 2:00 PM. (local time) for the purpose of:

1.

Receiving and considering the Financial Statements of the Company and the Auditors’ Report thereon.

2.

Fixing the number of directors.

3.

Electing Directors for the ensuing year.

4.

Appointing Auditors for the ensuing year.

5.

Approving an Incentive Share Option Plan.

6.

Transacting such other business as may properly come before the meeting or any adjournment thereof.

Shareholders who are unable to attend the Meeting in person are requested to date and sign the enclosed form of instruction of Proxy and to return it to Computershare Trust Company, 100 University Avenue, 9th Floor, Toronto, ON  M5J 2Y1, not less than 48 hours (exclusive of Saturdays and Holidays) before the Meeting.

DATED at Vancouver, British Columbia, this 25th day of August, 2006

BY ORDER OF THE BOARD

Seamus Young, President and CEO

LOGAN RESOURCES LTD. INFORMATION CIRCULAR

SOLICITATION OF PROXIES

This Information Circular is provided in connection with the solicitation of proxies by the management of Logan Resources Ltd. (the “Company”). The form of proxy which accompanies this Circular (the “Proxy”) is for use at the annual general meeting of the shareholders of the Company to be held on September 27, 2006 (the “Meeting”), at the time and place set out in the accompanying notice of meeting. The Company will bear the cost of this solicitation. The solicitation will be made by mail, but may also be made by telephone.

APPOINTMENT AND REVOCATION OF PROXY

Registered Shareholders

Registered shareholders may vote their common shares by attending the Meeting in person or by completing the enclosed proxy. Registered shareholders should deliver their completed proxies to Computershare Trust Company, 100 University Avenue, 9th Floor, Toronto ON, M5J 2Y1 (by mail, fax, telephone or internet according to the instructions on the proxy), not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting, otherwise the shareholder will not be entitled to vote at the Meeting by proxy. The persons named in the proxy are directors and officers of the Company. A shareholder who wishes to appoint some other person to represent them at the Meeting may do so by striking out the printed names and inserting the desired person’s name in the blank space provided.

A registered shareholder may revoke a proxy by:

(a)	signing a proxy with a later date and delivering it at the time and place noted above;

(b)	signing and dating a written notice of revocation and delivering it to the registered office of the Company, Suite 1000, 840 Howe Street, Vancouver, British Columbia, V6Z 2M1, at any time up to and including the last business day preceding the day of the Meeting or to the Chairman of the Meeting on the day of the Meeting or in any other manner provided by law; or

(c)	attending the Meeting or any adjournment of the Meeting and registering with the scrutineer as a shareholder present in person.

Non-Registered Shareholders

In many cases common shares of the Company beneficially owned by a holder (a “Non-Registered Holder”) are registered either:

(a)	in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s, RRIF’s, RESP’s and similar plans; or

(b)	in the name of a clearing agency (such as the Canadian Depository for Securities Limited) of which the Intermediary is a participant.

Intermediaries are required to forward meeting materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often Intermediaries will use service companies to forward the meeting materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive meeting materials will either:

(a)	be given a proxy which has been signed by an Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted. This form of proxy need not be signed by the Non-Registered Holder. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly compete the form of proxy and return it in accordance with the instructions provided in the form; or

(b)	more typically, be given a voting instruction form which must be completed and signed by the Non-Registered Holder in accordance with the directions on the voting instruction form. In this case, the Non-Registered Holder should return it in accordance with the instructions provided in the form.

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the shares they beneficially own. Should a Non-Registered Holder who receives either a proxy or a voting instruction form wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder’s (or such other person’s) name in the blank space provided or, in the cases of a voting instruction form, follow the corresponding instructions on the form. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediaries and their service companies. If Non-Registered Holders do not follow such instructions and attend the Meeting, they will not be entitled to vote at the Meeting.

A Non-Registered Holder may revoke a voting instruction form or a waiver of the right to receive meeting materials and to vote given to an Intermediary at any time by written notice to the Intermediary, except that an Intermediary is not required to act on a revocation of a voting instruction form or a waiver of the right to receive materials and to vote that is not received by the Intermediary at least seven days prior to the Meeting.

PROVISIONS RELATING TO VOTING OF PROXIES

The shares represented by proxy in the enclosed form will be voted by the designated holder in accordance with the direction of the shareholder appointing him. If there is no direction by the shareholder, those shares will be voted for all proposals set out in the Proxy and for the election of directors and the appointment of the auditor as set out in this Circular.

The Proxy or voting instruction form gives the person named in it the discretion to vote as they see fit on any amendments or variations to matters identified in the notice of meeting, or any other matters which may properly come before the Meeting. At the time of printing this Circular, the management of the Company knows of no other matters which may come before the Meeting other than those referred to in the notice of meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

On August 25, 2006, the Company had 31,983,863 common shares outstanding. All shares in the capital of the Company are of the same class and each carries the right to one vote.

Shareholders registered on August 25, 2006, are entitled to attend and vote at the Meeting. Shareholders who wish to be represented by proxy at the Meeting must, to entitle the person appointed by the Proxy or voting instruction form to attend and vote, deliver their proxies or voting instruction forms at the place and within the time set forth in the notes to the Proxy or voting instruction form.

To the knowledge of the senior officers of the Company, as of the date of this Circular, no persons beneficially own, directly or indirectly, or exercise control or direction over, more than 10% of the common shares of the Company.

ELECTION OF DIRECTORS

The directors of the Company are elected annually to hold office until the next annual general meeting of the shareholders or until their successors are elected or appointed, unless otherwise sooner terminated. The management of the Company proposes to nominate the persons listed below for election as directors of the Company to serve until their successors are elected or appointed. In the absence of instructions to the contrary, proxies given pursuant to the solicitation by the management of the Company will be voted for the nominees listed in this Circular. Management does not contemplate that any of the nominees will be unable to serve as a director.

The number of directors of the Company is currently set at five. Shareholders will be asked at the meeting to pass an ordinary resolution to fix the number of directors at five.

The following table sets out the names of the nominees for election as directors, the offices they hold within the Company, their occupations, the length of time they have served as directors of the Company and the number of shares of the Company and its subsidiaries which each beneficially owns directly or indirectly or over which control or direction is exercised as of the date of the notice of Meeting.

		Date of	No. of Shares
Name, Present Office Held and	Five Year History of Principal	Becoming a	Beneficially
Country of Residence	Occupations	Director	Held (1)

Seamus Young	Self-employed mining exploration	May 1991
President, Chief Executive Officer,	contractor; President of Donegal		2,132,389
Director	Developments Ltd., a non-reporting
Canada	B.C. company

		Date of	No. of Shares
Name, Present Office Held and	Five Year History of Principal	Becoming a	Beneficially
Country of Residence	Occupations	Director	Held (1)

Peter F. Cummings (2)	Chief Operating Officer and Chief	March 25, 2004
Director	Financial Officer of Houweling		180,000
Nurseries Ltd., a major North
Canada	American greenhouse operator;
Chairman of Audit Committee	formerly Chief Financial Officer of
BC Hot House Foods, and previously
held senior management positions
with Shoppers Drug Mart

Judith T. Mazvihwa (2)	Consulting geologist, previously a	September, 10,
Director, CFO	mine geologist for Casmyn Mining	2003	62,500
Canada	Private Ltd.

. Charles Vickers (2)	Certified Public Accountant,	June 21, 2005
Director	President of Greyling Investments,		2,541,667 (3)
Inc., director of Innova Exploration
USA	Ltd.

Clifford H. Frame	Professional Engineer, senior	July 19, 2005
Director, Managing Director	management positions with several		60,000 (4)
Canada	Canadian mining corporations

(1)	includes direct and beneficial holdings.

(2)	member of the audit committee of the Company.

(3)	held by Greyling Investments, Inc., a non-reporting corporation controlled by Mr. Vickers;

(4)	held by Frame Mining Corp., a non-reporting corporation directed by Mr. Frame.

EXECUTIVE COMPENSATION
Interpretation

BC Form 51-904F (formerly Form 41) of the Securities Act (British Columbia) defines “Executive Officer” to mean the Chairman and any Vice-Chairman of the board of directors of the Company, where the functions of the office are performed on a full-time basis, the President, any Vice-President in charge of a principal business unit such as sales, finance or production, and an officer of the Company or of a subsidiary who performs a policy-making function in respect of the Company, whether or not the officer is also a director of the Company or the subsidiary.

"executive officer" of an issuer for a financial year, means an individual who at any time during the year was,

(a)	the chair of the issuer, if that individual performed the functions of the office on a full- time basis,

(b)	a vice-chair of the issuer, if that individual performed the functions of the office on a full- time basis,

(c)	the president of the issuer,

(d)	a vice-president of the issuer in charge of a principal business unit, division or function such as sales, finance or production, or

(e)	an officer of the issuer or any of its subsidiaries or any other person who performed a policy-making function in respect of the issuer,

whether or not the individual was also a director of the issuer or any of its subsidiaries;

Summary Compensation Table

The number of current Executive Officers of the Company is two, namely Seamus Young, the President and CEO, and Judith Mazvihwa, the CFO.

Set out below is a summary of the compensation paid to the Chief Executive Officer and all Executive Officers receiving total compensation in excess of $100,000 (collectively “Named Executive Officers”) of the Company for the three most recently completed fiscal years is set out below:

					Long Term Compensation

		Annual Compensation			Awards		Payouts

				Other	Securities	Restricted
				Annual	Under	Shares or	LTIP	All Other
Name and Principal	Fiscal		Bonus	Compen-	Option/SARs	Restricted	Payouts	Compen-
Position	Year	Salary($)	($)	sation ($)	Granted (#)	Share Units ($)	($)	sation ($)

Seamus Young,	2006	Nil	Nil	Nil	200,000	Nil	Nil	$78,142
President and CEO	2005	Nil	Nil	Nil	200,000	Nil	Nil	$63,600
	2004	Nil	Nil	Nil	52,000		Nil	$60,000
						Nil

Judith Mazvihwa	2006	32,048	Nil	Nil	150,000	Nil	Nil	Nil
CFO	2005	28,900	Nil	Nil	150,000	Nil	Nil	Nil
	2004	26,400	Nil	Nil	100,000	Nil	Nil	Nil

The Company does not provide any pension, retirement plan or other remuneration for its directors or officers that constitutes an expense to the Company, nor are there any plans or arrangements in respect of compensation received or that may be received by Executive Officers in the Company’s most recently completed or current financial year to compensate such officers in the event of the termination of employment or a change in control of the Company, except for the following agreements with certain members of management or related entities that were in effect during the financial year ended March 31, 2006:

(a)	T-Bags Management Inc., a non-reporting company controlled by Seamus Young, entered into an agreement dated January 1, 2006 to provide management consulting services for a term of three years for the sum of $10,000 per month. In the event of termination without cause, the Company shall pay severance equal to the number of months remaining under the term of the agreement, multiplied by the compensation rate at the date of termination; and

(b)	Judith Mazvihwa is employed to provide 50% of her available working time to the Company in consideration for a salary of $35,000 per year.

Options and Stock Appreciation Rights (SARS)

The Company has an incentive stock option plan under which stock options are granted. Stock options have been determined by the Company’s directors and are only granted in compliance with applicable laws and regulatory policy. The policies of the TSX Venture Exchange (“TSX-V’) limit the granting of stock options to directors, officers and employees of the Company and provide limits on the length, number and exercise price of such options. The TSX-V also requires annual approval of option plans by shareholders. The Company will propose that the option plan be ratified and approved by shareholders at the meeting.

The following table sets forth options granted to Named Executive Officers of the Company during the most recently completed financial year ended March 31, 2006:

Option/SAR Grants during the Most Recently Completed Financial Year

		% of Total		Market Value of
	Securities	Options/SARs		Securities Underlying
	Under	Granted to	Exercise or	Options/SAR’s on the
	Options/SARs	Employees in	Base Price	Date of Grant	Expiration
Name	Granted(#)	Financial Year	($/Security)	($/security)	Date

Seamus Young	200,000	14%	$0.50	nil	Feb 1/08

Judith	100,000	7%	$0.50	nil	Feb 1/08
Mazvihwa

The were no exercise of stock options or SARs during the most recently completed fiscal year by any of the Named Executive Officers.

The following table sets forth details of all exercises of stock options or SARs during the most recently completed fiscal year by each of the Named Executive Officers and the fiscal year end value of unexercised options or SARs on an aggregated basis:

Aggregated Option/SAR Exercises During the Most Recently Completed Financial Year and Financial Year-End Option/SAR Values

	Securities			Value of Unexercised in-
	Acquired	Aggregate	Unexercised	the-Money
	or	Value	Options/SARs at	Options/SARs at
Name	Exercised	Realized (1) ($)	Mar. 31, 2006	Mar. 31, 2006 (2)

Seamus Young	200,000	54,000	200,000 @ $0.50	$20,000

Judith Mazvihwa	150,000	30,000	100,000 @ $0.50	$10,000

(1)	“Aggregate Value Realized” is calculated by determining the difference between the market value of the securities underlying the options or SARs at the date of exercise and the exercise price of the options or SARs and is not necessarily indicative of the value (i.e. loss or gain) actually realized by the Named Executive Officer.

(2)	This represents the closing price of the Company’s shares on the Exchange (being $0.60) on the last day the shares traded on or before March 31, 2006 less the per option exercise price.

Option and SAR Repricings

None of the outstanding options were re-priced during the most recently completed financial year ended March 31, 2006.

Directors

The Company has granted the following incentive stock options to directors, officers, consultants and employees of the Company during the Company’s most recently completed financial year:

Number Granted	Exercise Price per Share	Date of Grant

500,000	$0.35	July 19 and
		August 30, 2005

825,000	$0.50	February 1 and
		March 3, 2006

Compensation and Nominating Committee and Report on Executive Compensation

The compensation and nominating committee of the board of directors is comprised of F. Charles Vickers, Peter F. Cummings and Clifford H. Frame.

The compensation of executive officers is composed primarily of two elements: namely a consulting fee and the allocation of incentive stock options. In establishing levels of remuneration and in granting stock options the compensation and nominating committee takes into consideration an individual’s performance, level of expertise, responsibilities, length of service to the Company and comparable levels of remuneration paid to executives of other companies of comparable size and development within the industry. The individual interested executive does not participate in review, discussions or decisions of the compensation committee regarding this remuneration.

Refer to the section entitled “Summary Compensation Table” for details of management compensation payable during the current fiscal year.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

Since the beginning of the last completed financial year there has been no indebtedness to the Company by any director, senior officer, and proposed nominee for election as a director or associate of any such person except for two directors being indebted to the Company for the aggregate sum of $177,000 as at March 31, 2006. Subsequent to the year end the majority of the funds were repaid to the Company and the sum of $47,000 remains outstanding. The loans do not bear interest, are unsecured and are due on demand.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

None of the persons who were directors or officers of the Company at any time during the Company’s last financial year, the proposed nominees for election to the board of directors of the Company, the insiders of the Company or the associates or affiliates of those persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction or proposed transaction which has materially affected or would materially affect the Company.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No director or senior officer of the Company or any proposed nominee of management of the Company for election as a director of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting.

MANAGEMENT CONTRACTS

There are no management functions of the Company or its subsidiaries which are to any substantial degree performed by a person or company other than the directors or senior officers (or private companies controlled by them, either directly or indirectly) of the Company.

APPOINTMENT OF AUDITORS

The Company will move to re-appoint Manning Elliott LLP, Chartered Accountants, of Vancouver, British Columbia as Auditors of the Company, at a remuneration to be negotiated between the Auditors and the Directors.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Corporate governance relates to the activities of the board of directors (the “Board”), the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day to day management of the Company. The Board is committed to sound corporate governance practices which are both in the interest of its shareholders and contribute to effective and efficient decision making. The Board is of the view that the Company’s general approach to corporate governance, summarized below as required by Form 58-101F2, is appropriate and substantially consistent with objectives reflected in National Policy 58-201, Corporate Governance Guidelines (the “Guidelines”).

Board of Directors

The Guidelines recommend that the board of directors of every listed company should be constituted with a majority of individuals who qualify as “independent” directors. An “independent” director is a director who has no direct or indirect material relationship with the issuer. A “material relationship” means a relationship which could, in the view of the issuer’s board of directors, reasonably interfere with the exercise of a member’s independent judgement. Refer to section 1.4 of Multilateral Instrument 52-101 Audit Committees (“MI 52-101”), for further clarification of the meaning of “independence” and “material relationship”.

The Board is currently composed of five directors, three of whom (F. Charles Vickers, Peter F. Cummings and Clifford H. Frame) are “independent”, as such term is defined in MI 52-101. The remaining directors are not considered to be “independent” since they serve as executive officers of the Company.

Directorships

The following directors are presently directors of the other reporting issuers listed below:

Director	Reporting Issuer

Seamus Young	International KRL Resources Corp., American Creek Resources Ltd.

Judith Mazvihwa	International KRL Resources Corp.

F. Charles Vickers	International KRL Resources Corp., Innova Exploration Ltd., Silvermet Inc.

Clifford H. Frame	International KRL Resources Corp., Ecstall Mining Corp., Silvermet Inc.

Orientation and Continuing Education

The Board has adopted a Corporate Governance Manual, which provides for organizing, reviewing and recommending education policies relating to the directors and management of the Company.

Ethical Business Conduct

The Board has adopted a Code of Business Conduct Ethics which applies to all directors, officers, employees and consultants, and prescribes a high standard ethical conduct in all dealings related to the affairs of the Company.

Nomination of Directors

The Board has formed the Compensation and Nominating Committee, which is comprised of F. Charles Vickers, Clifford H. Frame and Peter F. Cummings, all of whom are independent directors, which is responsible for, among other things, undertaking an annual review of the efficiency of the organizational structure, identifying candidates for election to the Board and/or committees, and reviewing succession practices for management.

Compensation

The Compensation and Nominating Committee is also responsible for undertaking an annual review of compensation for management and for directors who serve on committees, developing compensation guidelines for management, administration of the incentive stock option plan and reporting to the Board on its activities and recommendations.

Other Board Committees

The Board has formed two committees, being the Audit Committee and the Compensation and Nominating Committee.

Assessments

The Compensation and Nominating Committee is responsible for assessing the adequacy and efficiency of the organizational structure of the Company, and for making recommendations to the Board regarding corporate goals and objectives and the performance of management.

AUDIT COMMITTEE RESPONSIBILITIES AND ACTIVITIES

A summary of the responsibilities and activities and the membership of the Audit Committee (the “Committee”) is set out below, as required by Form 52-110F2. The Charter of the Audit Committee is attached as Schedule “A”.

Composition of the Audit Committee

The following are the members of the Audit Committee:

Peter F. Cummings	independent(1)	financially literate(1)
Chairman
F. Charles Vickers	independent(1)	financially literate(1)
Judith Mazvihwa	not independent(1)	financially literate(1)

(1) As defined by Multilateral Instrument 52-110 (“MI 52-110”).

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemption in Section 2.4 of MI 52-110 (de minimis Non-audit Services), or an exemption from MI 52-110, in whole or in part, granted under Part 8 of Multilateral Instrument 52-110.

Pre-Approval Policies and Procedures

The Audit Committee has not adopted any specific policies and procedures for the engagement of non-audit services as described below under the heading “External Auditors”.

External Auditor Service Fees (By Category)

The aggregate fees billed by the Company’s external auditors in each of the last three fiscal years for audit fees and non-audit services are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees

March 31, 2006	$14,000 (1)	$3,000	nil	nil

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees

March 31, 2005	$17,000	$1,674	nil	nil

March 31, 2004	$7,475(2)	$1,800	nil	nil

(1)	fees for 2006 are estimates only, as invoice has not been received.

(2)	audit fees include preparation of tax returns and US GAAP disclosure.

Exemption

The Company is relying on the exemption from full compliance with MI 52-110 granted for Venture Issuers under Part 6 of Multilateral Instrument 52-110.

OTHER MATTERS TO BE ACTED UPON

In addition to the appointment of Directors and Auditors and acceptance of Financial Statements the Meeting will be asked to consider the following items:

Incentive Share Option Plan

The Company wishes to renew the existing Incentive Share Option Plan (the “Plan”) for directors, officers, employees and consultants of the Company.

Pursuant to the Plan, the Company has authorized the reservation of up to 10% of the issued and outstanding common shares of the Company for the grant of options from time to time. Under the Plan, the Board may from time to time grant to directors, officers, employees and consultants of the Company, as the Board shall designate, options to purchase from the Company such number of its common shares as the Board shall designate. Some of the significant terms of the Plan are as follows:

1.	Options may be granted on authorized but unissued common shares up to but not exceeding 10% of the issued and outstanding common shares of the Company at the time of any such grant of options.

2.	The total number of common shares to be reserved for issuance over the previous 12 month period for any optionee shall not exceed 5% of the issued common shares of the Company at the time of grant with the exception that, as long as the Company’s common shares are listed on Tier 2 of the TSX Venture Exchange (“TSX-V”), the total number of common shares that may be reserved for issuance over the previous 12 month period for individuals engaged in an investor relations capacity shall not exceed 2% of the issued common shares of the Company at the time of grant. In addition, the total number of common shares to be reserved for issuance over the previous 12 month period for any one consultant, shall not exceed 2% of the issued common shares of the Company at the time of grant.

3.	While the Company’s common shares are listed on the TSX-V, the purchase price per common share for any option granted under the Plan shall not be less than the discounted market price of the Company’s common shares in accordance with the policies of the TSX-V. At such time as the Company’s common shares are listed on the Toronto Stock Exchange (the “TSX”) the purchase price per common share for any option granted under the Plan shall be not less than the fair market value in accordance with the policies of the TSX.

4.	Options granted must expire not later than a maximum of five years from the date of the grant while the Company’s common shares are listed on Tier 2 of the TSX-V. At such time as the Company’s common shares are listed on Tier 1 of the TSX-V or the TSX options granted must expire not later than a maximum of 10 years from the date of grant.

5.	Options will vest at the discretion of the board of directors.

6.	All options granted pursuant to the Plan shall be non-assignable and non-transferable.

Accordingly, the shareholders will be asked at the Meeting to pass an ordinary resolution in the following terms:

“RESOLVED THAT, the Company’s Incentive Share Option Plan (the “Plan”), as described in the Company’s Information Circular dated August 25, 2006, be approved and the Board of Directors of the Company be granted the discretion pursuant to the Plan to grant stock options to directors, officers, employees and consultants of the Company, as the Board of Directors of the Company sees fit, provided, however, that the aggregate number of shares of the Company subject to options under this Plan shall not exceed 10% of the issued and outstanding common shares or such greater number as may be approved from time to time by the shareholders of the Company. Such grants shall be made under the terms of the Plan and within the rules and policies of the TSX Venture Exchange or the TSX Exchange at such time as the Company’s common shares are listed on such exchange, which are in effect at the time of granting and the exercise of any options granted pursuant to such authorization is hereby approved.”

An ordinary resolution requires the approval of a simple majority (50% plus one vote) of the votes cast by those shareholders of the Company, who, being entitled to, vote in person or by proxy at a general meeting of the Company.

Other Business

Approval of such other business as may properly come before the meeting or any adjournment thereof.

Save for the matters referred to herein, management knows of no other matters intended to be brought before the Meeting. However, if any matters which are not now known to management shall properly come before the Meeting, the Proxy given pursuant to this solicitation by Management will be voted on such matters in accordance with the best judgement of the person voting the Proxy, in the event such discretionary authority is provided in the Proxy.

BOARD APPROVAL

The contents of this Circular have been approved and its mailing authorized by the directors of the Company.

DATED at Vancouver, BC this 25th day of August, 2006

ON BEHALF OF THE BOARD

“Seamus Young”

Seamus Young, President and CEO

SCHEDULE A CHARTER OF THE AUDIT COMMITTEE

1. MANDATE

The primary mandate of the audit committee (the “Audit Committee”) of the Board of Directors the Company (the “Board”) is to assist the Board in overseeing the Company’s financial reporting and disclosure. This oversight includes:

(a)	reviewing the financial statements and financial disclosure that is provided to shareholders and disseminated to the public;

(b)	reviewing the systems of internal controls to ensure integrity in the financial reporting of the Company; and

(c)	monitoring the independence and performance of the Company’s external auditors and reporting directly to the Board on the work of the external auditors.

2.	COMPOSITION AND ORGANIZATION OF THE COMMITTEE

2.1	The Audit Committee must have at least three directors.

2.2	The majority of the Audit Committee members must be independent. A member of the Audit Committee is independent if the member has no direct or indirect material relationship with an issuer. A material relationship means a relationship which could, in the view of the issuer’s board of directors, reasonably interfere with the exercise of a member’s independent judgment.[1]

2.3	Every Audit Committee member must be financially literate. Financial literacy is the ability to read and understand a set of financial statements that present a breath and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the issuer’s financial statements.[2]

2.4	The Board will appoint from themselves the members of the Audit Committee on an annual basis for one year terms. Members may serve for consecutive terms.

2.5	The Board will also appoint a chair of the Audit Committee (the “Chair of the Audit Committee”) for a one year term. The Chair of the Audit Committee may serve as the chair of the committee for any number of consecutive terms.

2.6	A member of the Audit Committee may be removed or replaced at any time by the Board. The Board will fill any vacancies in the Audit Committee by appointment from among members of the Board.

3.	MEETINGS

3.1	The Audit Committee will meet at least four (4) times per year. Special meetings may be called by the Chair of the Audit Committee as required.

3.2	Quorum for a meeting of the Audit Committee will be two (2) members in attendance.

[1]	Multilateral Instrument 52-110 Audit Committees section 1.4

[2]	Multilateral Instrument 52-110 Audit Committees section 1.5

3.3	Members may attend meetings of the Audit Committee by teleconference, videoconference, or by similar communication equipment by means of which all persons participating in the meeting can communicate with each other.

3.4	The Audit Committee Chair will set the agenda for each meeting, after consulting with management and the external auditor. Agenda materials such as draft financial statements must be circulated to Audit Committee members for members to have a reasonable time to review the materials prior to the meeting.

3.5	Minutes of the Audit Committee meetings will be accurately recorded, with such minutes recording the decisions reached by the committee. Minutes of each meeting must be distributed to members of the Board, the Chief Executive Officer, the Chief Financial Officer and the external auditor.

4.	RESPONSIBILITIES OF THE COMMITTEE

4.1	The Audit Committee will perform the following duties:

External Auditor
(a)	select, evaluate and recommend to the Board, for shareholder approval, the external auditor to examine the Company’s accounts, controls and financial statements;

(b)	evaluate, prior to the annual audit by external auditors, the scope and general extent of their review, including their engagement letter, and the compensation to be paid to the external auditors and recommend such payment to the Board;

(c)	obtain written confirmation from the external auditor that it is objective and independent within the meaning of the Rules of Professional Conduct/Code of Ethics adopted by the provincial institute or order of Chartered Accountants to which it belongs;

(d)	recommend to the Board, if necessary, the replacement of the external auditor;

(e)	meet at least annually with the external auditors, independent of management, and report to the Board on such meetings;

(f)	pre-approve any non-audit services to be provided to the Company by the external auditor and the fees for those services;

Financial Statements and Financial Information
(g)	review and discuss with management and the external auditor the annual audited financial statements of the Company and recommend their approval by the Board;

(h)	review and discuss with management, the quarterly financial statements and recommend their approval by the Board;

(i)	review and recommend to the Board for approval the financial content of the annual report;

(j)	review the process for the certification of financial statements by the Chief Executive Officer and Chief Financial Officer;

(k)	review the Company’s management discussion and analysis, annual and interim earnings or financial disclsosure press releases, and audit committee reports before the Company publicly discloses this information;

(l)	review annually with external auditors, the Company’s accounting principles and the reasonableness of managements judgments and estimates as applied in its financial reporting;

(m)	review and consider any significant reports and recommendations issued by the external auditor, together with management’s response, and the extent to which recommendations made by the external auditors have been implemented;

Risk Management, Internal Controls and Information Systems

(n)	review with the external auditors and with management, the general policies and procedures used by the Company with respect to internal accounting and financial controls;

(o)	review adequacy of security of information, information systems and recovery plans;

(p)	review management plans regarding any changes in accounting practices or policies and the financial impact thereof;

(q)	review with the external auditors and, if necessary, legal counsel, any litigation, claim or contingency, including tax assessments, that could have a material effect upon the financial position of the Company and the manner in which these matters are being disclosed in the financial statements;

(r)	discuss with management and the external auditor correspondence with regulators, employee complaints, or published reports that raise material issues regarding the Company’s financial statements or disclosure;

(s)	assisting management to identify the Company’s principal business risks;

(t)	review the Company’s insurance, including directors’ and officers’ coverage, and provide recommendations to the Board;

Other

(u)	review Company loans to employees/consultants; and

(v)	conduct special reviews and/or other assignments from time to time as requested by the Board.

5.	PROCESS FOR HANDLING COMPLAINTS REGARDING FINANCIAL MATTERS

5.1	The Audit Committee shall establish a procedure for the receipt, retention and follow-up of complaints received by the Company regarding accounting, internal controls, financial reporting, or auditing matters.

5.2	The Audit Committee shall ensure that any procedure for receiving complaints regarding accounting, internal controls, financial reporting, or auditing matters will allow the confidential and anonymous submission of concerns by employees.

6.	REPORTING

The Audit Committee will report to the Board on:
(a)	the external auditor’s independence;

(b)	the performance of the external auditor and the Audit Committee’s recommendations;

(c)	regarding the reappointment or termination of the external auditor;

(d)	the adequacy of the Company’s internal controls and disclosure controls;

(e)	the Audit Committee’s review of the annual and interim financial statements;

(f)	the Audit Committee’s review of the annual and interim management discussion and analysis;

(g)	the Company’s compliance with legal and regulatory matters to the extent they affect the financial statements of the Company; and

(h)	all other material matters dealt with by the Audit Committee.

7.	AUTHORITY OF THE COMMITTEE

7.1	The Audit Committee will have the resources and authority appropriate to discharge its duties and responsibilities. The Audit Committee may at any time retain outside financial, legal or other advisors at the expense of the Company without approval of management.

7.2	The external auditor will report directly to the Audit Committee.

Filed by EDF Electronic Data Filing Inc. - Tel: 604.879.9956

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF Logan Resources Ltd. (the "Company")

TO BE HELD AT 1100-840 Howe Street, Vancouver, BC ON 27th day of September, 2006 at 2:00 PM

The undersigned registered shareholder (“Registered Shareholder”) of the Company hereby appoints, Seamus Young, a Director of the Company, or failing this person, Judith T. Mazvihwa, a Director of the Company, or in the place of the foregoing,
______________________________
as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular). Please indicate your voting preference by marking an “X” in the space provided.

		For	Against

1.	To determine the number of Directors at five

		For	Withhold

2.	To elect as Director, Seamus Young

3.	To elect as Director, Judith T. Mazvihwa

4.	To elect as Director, F. Charles Vickers

5.	To elect as Director, Peter F. Cummings

6.	To elect as Director, Clifford H. Frame

		For	Withhold

7.	To re-appoint Manning Elliot, LLP as Auditors of the Company and authorize the Directors to fix their remuneration

		For	Against

8.	To approve the stock option plan

9.	Transacting such other business as may properly come before the Meeting or any adjournment thereof.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.
SIGN HERE:	Date:

Please Print Name:
THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED. SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE
1PRXWF

INSTRUCTIONS FOR COMPLETION OF PROXY

1.	This Proxy is solicited by the Management of the Company.

2.	This form of proxy (“Instrument of Proxy”) must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3.	If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Computershare.

4.	A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.

5.	A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

(a) appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

OR

(b) appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder’s instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6.	The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, the Registered Shareholder may still attend the Meeting and may vote in person. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this proxy form must be received at the office of Computershare no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address is:

     Computershare Investor Services Proxy Dept. 100 University Avenue 9th Floor Toronto Ontario M5J 2Y1

Fax: Within North America: 1-866-249-7775 Outside North America: (416) 263-9524

SUPPLEMENTAL MAILING LIST RETURN CARD

TO:

LOGAN RESOURCES LTD.

CUSIP # 541095 10 5

The undersigned certifies that he is the owner of securities (other than debt instruments) of Logan Resources Ltd. (the “Corporation”) and requests that he/she be placed on the Corporation’s Supplemental Mailing List in respect of its interim financial statements.

Date:
Signature

Name – please print

Address

Name and title of person signing if different from name above

Note:

If you wish to be included in the Corporation’s Supplemental Mailing List in order to receive its interim financial statements, please complete and return this card to the Corporation at Suite 1640-1066 West Hastings Street, Vancouver, BC, V6E 3X1.